Exhibit (a)(11)
                                                   Notice of Expiration of Offer
                                                and Promise to Grant New Options

                        SUN INTERNATIONAL HOTELS LIMITED

Dear ___________

The Sun International Hotels Limited offer to exchange certain outstanding stock options granted to you for a reduced number of new options expired at 12:00 Midnight Eastern Time on June 25, 2002. The offer was consummated pursuant to the terms and conditions in our Offer to Exchange sent to you on or about May 28, 2002, as supplemented by my letter to you dated June 17, 2002 (the "Offer of Exchange"). All eligible options that were properly submitted for exchange were accepted and cancelled effective June 26, 2002.

As set forth in the offer, we will grant new options no earlier than December 26, 2002, which is the first business day that is at least six months and one day after the scheduled expiration of this offer, and no later than January 16, 2003, which is the fifteenth business day thereafter. The new options will have a grant price equal to the market value of SIH Ordinary Shares on the date of grant of the new option, and will have the same vesting, exercise and termination provisions as those of the awards surrendered, in each case as provided in the Offer to Exchange. You will be receiving ____ new options as a result of our acceptance of your tendered options.

Thank you for participating in the exchange program. Please feel free to contact me at (954) 713-1505 if you have any further questions regarding the program.



Monica Digilio